May 1, 2024

VIA EDGAR TRANSMISSION

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:TV Channels Network, Inc.

Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed under form type 1-A/A

File No. 024-12290

Attention: Division of Corporate Finance

On behalf of TV Channels Network, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On April 30, 2024, the Company filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-12290) under form type “1-A/A” (accession no. 0001393905-24-000155) instead of “1-A POS”. The Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type “1-A/A” filed on April 30, 2024. The Company will refile the Amendment to Offering Statement on Form 1-A under form type “1-A POS” on May 1, 2024 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact our legal counsel, Jacob Heskett at (918) 336-1773 or at jacob@hesklaw.com.

Sincerely,

By: /s/ Darryl Payne

Name: Darryl Payne

Title: CEO

TV Channels Network, Inc.